May 31, 2006

The Board of Trustees
Oppenheimer Rochester Ohio Municipal Fund
6803 S. Tucson Way
Centennial, CO  80112-3924

To the Board of Trustees:

      OppenheimerFunds,  Inc.  ("OFI") hereby offers to purchase 7,812.5 Class
A shares,  78.125  Class B shares  and  78.125  Class C shares of  Oppenheimer
Rochester Ohio Municipal Fund (the "Fund"),  at a net asset value per share of
$12.80 for each such class, for an aggregate purchase price of $102,000.

      In connection  with such purchase,  OFI represents that such purchase is made  for  investment  purposes  by  OFI  without  any  present  intention  of redeeming or selling such shares.

                              Very truly yours,

                              OppenheimerFunds, Inc.

                              By:  /s/ Robert G. Zack
                                   _________________________
                                   Robert G. Zack
                                   Senior Vice President and General Counsel